February 2, 2010

Mail Stop 3010

By U.S. Mail and facsimile to (203) 226-8645

Mr. Nathan Lapkin, Chief Financial Officer
Royal Invest International Corp.
980 Post Road East, Second Floor
Westport, Connecticut   06880

**RE: Royal Invest International Corp.
File No. 000-27097
Form 10-K for the year ended December 31, 2008
Forms 10-Q for the quarters ended March 31, 2009, June 30, 2009 and
September 30, 2009**

Dear Mr. Lapkin:

We have reviewed your response letter dated January 8, 2010 and have the
following additional comments. If you disagree, we will consider your explanation as to
why our comments are inapplicable or a revision is unnecessary. Provide to us the
information requested if indicated and please be as detailed as necessary in your
explanation.

Form 10-K for Fiscal Year Ended December 31, 2008

Financial Statements

Note 3 - Summary of Significant Accounting Policies

Note 5 – Real Estate Transactions, page 36

1. We have read your response to comment two. The number of common shares held
    by ECM Hoff and Muermans subsequent to the acquisitions, as indicated in your
    letter, does not agree to the number of shares issued to these entities disclosed in
    note 10 of your 2008 Form 10-K. Assuming the information provided in your
    response is correct, please confirm that you will revise your disclosure in future
    filings to reflect the number of shares as represented in your supplemental
    response to us. In addition, in your response to us you stated that there was not a

change of control which is inconsistent with the information contained in your filing. Confirm to us that you will revise your disclosure in future filings to clarify, if true, that there has not been a change in control of your company as a result of those transactions.

As appropriate, please respond to our comments within 10 business days or tell us when you will provide us with a response. Please submit your letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3413 if you have any questions,

Sincerely,

Cicely LaMothe
Branch Chief